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                                                                      Exhibit 23


                              ACCOUNTANTS' CONSENT



The Board of Directors
American Retirement Corporation


We consent to incorporation by reference in the Registration Statement Nos. 333-28657, 333-66821, 333-40162 and 333-94747 on Form S-8 of American Retirement
Corporation of our report dated March 22, 2002, relating to the consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and all related schedules, which report appears in the December 31, 2001 annual report on Form 10-K of American Retirement Corporation.

Our report dated March 22, 2002 except for Note 19, which is dated March 29, 2002 contains an explanatory paragraph that states that American Retirement Corporation has $371.7 million of scheduled debt maturities during the twelve months ended December 31, 2002, has a net working capital deficit of $375.8 million at December 31, 2001 and has significant lease obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.



/s/ KPMG LLP
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Nashville, Tennessee
March 29, 2002